Form N-SAR,
Sub-Item 77Q1(a)
Copies of any material amendments
to the registrants charter

Nuveen Texas Quality Income Municipal Fund
811-06384

Attached please find as an exhibit under Sub-Item 77Q1(a) of Form N-SAR a copy of the Statement Establishing and Fixing the Rights and
Preferences of Institutional MuniFund Term Preferred
Shares, considered an amendment to the Declaration of Trust (Charter), containing a description of the Funds preferred securities.